FOSTER'S GROUP

SUPPL

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 8 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 11/15

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	28 August 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,274,895	296,514
4	Total consideration paid or payable for the shares	$26,548,787.47	$1,862,493.38

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01 -Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.32 lowest price paid: $6.24 highest price allowed under rule 7.33: $6.5625

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$71,588,719.15

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield Date: 08-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 9 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,571,409	850,059
4	Total consideration paid or payable for the shares	$28,411,280.85	$5,271,555.88

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01 -Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.23 lowest price paid: $6.18 highest price allowed under rule 7.33: $6.5436

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$66,317,163.27

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 09-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

END